EXHIBIT 23.1

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTING FIRM

We hereby consent to the use of our report dated May 16, 2005, with respect to the balance sheet of IsoRay Medical, Inc. as of March 31, 2005, and the related statements of operations, changes in shareholders’ equity (deficit) and cash flows for the nine months ended March 31, 2005, and our report dated March 15, 2004 (except Note 11, as to which the date is June 25, 2004) with respect to the consolidated balance sheet of IsoRay, Inc. and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity (deficit) and cash flows for the years then ended and the period from inception (December 17, 2001) to December 31, 2003, which reports appear in the Form 8-K/A of IsoRay, Inc. filed with the United States Securities and Exchange Commission on or about August 5, 2005.

By:	/s/ DeCoria, Maichel & Teague, P.S.
Spokane, Washington
August 3, 2005